                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-19285


                               PROSPECTUS SUPPLEMENT TO
                            PROSPECTUS DATED APRIL 7, 1997


                                   3,255,561 SHARES

                                MYO DIAGNOSTICS, INC.

                                     COMMON STOCK


    This Prospectus Supplement to the Prospectus dated April 7, 1997 of Myo Diagnostics, Inc., a California corporation (the "Company"), relates to the offer and sale from time to time by certain shareholders (the "Selling Shareholders") of the Company of up to 3,255,561 shares of Common Stock, no par value (the "Shares"), of the Company.

    This Prospectus Supplement should be read in conjunction with the Prospectus dated April 7, 1997, which is to be delivered with this Prospectus Supplement. All capitalized terms used but not defined in this Prospectus Supplement shall have the meanings given them in the Prospectus.

    There is no public market for the Common Stock, and none is likely to develop as a result of this offering.


                                 --------------------


THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE AND
                      SUBSTANTIAL DILUTION.  SEE "RISK FACTORS"
                             ON PAGE 5 OF THE PROSPECTUS.


                                 --------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 --------------------


                The date of this Prospectus Supplement is July 2, 1997

                                MYO DIAGNOSTICS, INC.
                           QUARTERLY FINANCIAL INFORMATION

    The following financial information as of and for the three months ended March 31, 1997 is added to the Prospectus for the purpose of updating the interim financial information contained therein.

                                MYO DIAGNOSTICS, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                                    BALANCE SHEET
                                     (UNAUDITED)

                                                                                 March 31,
                                                                                   1997
                                            ASSETS                               ---------
                                            ------
Current assets:

    Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $  219,413

    Accounts receivable - less allowance for doubtful
       accounts of $25,672 . . . . . . . . . . . . . . . . . . . . .                  ---

    Prepaid expenses and other assets. . . . . . . . . . . . . . . .               12,535

                                                                               ----------

         Total current assets. . . . . . . . . . . . . . . . . . . .              231,948
                                                                               ----------
Furniture and equipment, net of accumulated
  depreciation of $127,297 . . . . . . . . . . . . . . . . . . . . .              193,366

Other assets, net of accumulated depreciation of $3,305. . . . . . .               34,283

                                                                               ----------

       Total assets. . . . . . . . . . . . . . . . . . . . . . . . .           $  459,597
                                                                               ----------
                                                                               ----------

                             LIABILITIES AND SHAREHOLDERS' DEFICIT
                             -------------------------------------
Current liabilities:

    Accounts payable and accrued expenses. . . . . . . . . . . . . .           $  147,379

    Current portion of obligations under capital lease . . . . . . .               35,382

    Notes payable to bank. . . . . . . . . . . . . . . . . . . . . .              400,000
                                                                               ----------

         Total current liabilities . . . . . . . . . . . . . . . . .              582,761
                                                                               ----------

Obligations under capital lease. . . . . . . . . . . . . . . . . . .               61,628
                                                                               ----------

       Total liabilities . . . . . . . . . . . . . . . . . . . . . .              644,389
                                                                               ----------

Commitments and contingencies

Shareholders' deficit:

    Preferred stock: no par value, 10,000,000 shares authorized,
       no shares issued and outstanding. . . . . . . . . . . . . . .                  ---

    Common stock: no par value, 50,000,000 shares authorized,
       7,746,037 shares issued and outstanding . . . . . . . . . . .            4,300,679

    Accumulated deficit during the development stage . . . . . . . .           (4,485,471)
                                                                               ----------

         Total shareholders' deficit . . . . . . . . . . . . . . . .             (184,792)
                                                                               ----------
         Total liabilities and shareholders' deficit . . . . . . . .           $  459,597
                                                                               ----------
                                                                               ----------



      The accompanying notes are an integral part of these financial statements.

                                MYO DIAGNOSTICS, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                               STATEMENTS OF OPERATIONS
                                     (UNAUDITED)

                                                        Three months ended
                                                             March 31,
                                                    ------------------------
                                                        1997           1996
                                                     ---------      ---------
Revenue. . . . . . . . . . . . . . . . . . . . .    $      ---     $    3,000


Operating expenses:

  Research and development . . . . . . . . . . .        92,847         44,856

  Technical services . . . . . . . . . . . . . .        76,392         25,719

  Sales and marketing. . . . . . . . . . . . . .        21,476         24,513

  General and administrative . . . . . . . . . .       218,717         93,160
                                                     ---------      ---------

    Total operating expenses . . . . . . . . . .       409,432        188,248
                                                     ---------      ---------


    Loss from operations . . . . . . . . . . . .      (409,432)      (185,248)
                                                     ---------      ---------


Other income (expense):

  Interest expense . . . . . . . . . . . . . . .       (10,286)       (13,123)

  Interest income. . . . . . . . . . . . . . . .         3,041              6
                                                     ---------      ---------

    Total other income (expense) . . . . . . . .        (7,245)       (13,117)
                                                     ---------      ---------


    Loss before provision for income taxes . . .      (416,677)      (198,365)

Provision for income taxes . . . . . . . . . . .         1,052          1,070
                                                     ---------      ---------

Net loss . . . . . . . . . . . . . . . . . . . .    $ (417,729)    $ (199,435)
                                                     ---------      ---------
                                                     ---------      ---------


Net loss per share . . . . . . . . . . . . . . .    $    (0.05)    $    (0.03)
                                                     ---------      ---------
                                                     ---------      ---------


Weighted average number of shares outstanding. .     7,746,037      6,549,438
                                                     ---------      ---------
                                                     ---------      ---------

      The accompanying notes are an integral part of these financial statements.

                                MYO DIAGNOSTICS, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                               STATEMENTS OF CASH FLOWS
                                     (UNAUDITED)


                                                         Three months ended
                                                              March 31,
                                                     ------------------------
                                                        1997           1996
                                                     ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net loss . . . . . . . . . . . . . . . . . .     $(417,729)     $(199,435)

  Adjustments to reconcile net loss to net cash used in operating activities:

    Depreciation and amortization. . . . . . . .        10,746          4,553

    Changes in operating assets and liabilities:

       (Increase) decrease in assets:

            Accounts receivable. . . . . . . . .           ---         17,061

            Prepaid expenses . . . . . . . . . .        (7,118)        (1,903)

            Other assets . . . . . . . . . . . .         1,129           (394)

       Increase (decrease) in liabilities:

         Accounts payable and accrued expenses .        34,896       (100,500)
                                                     ---------      ---------

            Net Cash Used in Operating Activities     (378,076)      (280,618)
                                                     ---------      ---------


CASH FLOWS FROM FINANCING ACTIVITIES:

  Borrowings on notes payable to related parties           ---        213,600

  Net proceeds from issuance of common stock . .           ---         60,463

  Obligations under capital lease. . . . . . . .        (8,655)           ---
                                                     ---------      ---------

    Net Cash (Used in) Provided by
       Financing Activities. . . . . . . . . . .        (8,655)       274,063
                                                     ---------      ---------

    Net Decrease in Cash . . . . . . . . . . . .      (386,731)        (6,555)

CASH -- Beginning of Period. . . . . . . . . . .       606,144          3,030
                                                     ---------      ---------

CASH -- End of Period. . . . . . . . . . . . . .     $ 219,413      $  (3,525)
                                                     ---------      ---------
                                                     ---------      ---------

      The accompanying notes are an integral part of these financial statements.

                                MYO DIAGNOSTICS, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                            NOTES TO FINANCIAL STATEMENTS
                                     (UNAUDITED)



1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

    The financial statements included herein have been prepared by Myo Diagnostics, Inc. (the "Company"), without audit, according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures that are made are adequate to make the information presented not misleading. Further, the financial statements reflect, in the opinion of management, all adjustments necessary to state fairly the financial position and results of operations as of and for the periods indicated. These financial statements should be read in conjunction with the Company's December 31, 1996 audited financial statements and notes thereto.

    The financial statements have been prepared on the basis of the continuation of the Company as a going concern. However, during the quarter ended March 31, 1997, the Company incurred a net loss of $418,129. The Company is also in the development stage at March 31, 1997, and recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful completion of the Company's development program and its transition to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to sell its products. Further, the results of operations for the three months ended March 31, 1997, are not necessarily indicative of results to be expected for the full fiscal year ending December 31, 1997.

    The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which will be required to be adopted on December 31, 1997. The impact of Statement 128 on the calculation of earnings per share for the quarters is not expected to be material.

2.  SUBSEQUENT EVENT

    On April 16, 1997, the Company issued and sold 480,000 units to institutional investors for aggregate net proceeds of $1,116,000. Each unit was comprised of one share of Common Stock and one quarter stock purchase warrant. Each whole warrant entitles the holder to purchase one share of Common Stock at a price of $3.00 per share through April 16, 1998.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations for the three months ended March 31, 1997 is added to the Prospectus for the purpose of updating Management's Discussion and Analysis of Financial Condition and Results of Operations contained therein.

INTRODUCTION

    The Company is a development stage company which has yet to realize any material revenues. The Company is ready to bring its product to market, but needs additional funding to implement its marketing plan.

FORWARD LOOKING STATEMENTS AND PROJECTIONS

    The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "estimate", "project", "anticipate" and similar expressions, are subject to certain risks and uncertainties, such as changes in general economic conditions, competition, changes in federal regulations, as well as uncertainties relating to raising additional financing and acceptance of the Company's product and services in the marketplace, including those discussed below that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

    THREE MONTHS ENDED MARCH 31, 1997 AS COMPARED TO THREE MONTHS ENDED MARCH 31, 1996. The Company incurred net losses of $417,729 for the three months ended March 31, 1997 and $199,435 for the three months ended March 31, 1996.

    Revenues decreased from $3,000 for the three months ended March 31, 1996 to no revenues for the three months ended March 31, 1997. Revenues in the prior year consisted primarily of fees for performance of MPR evaluations in connection with test marketing. Revenues were less for the three months ended March 31, 1997 as no new test marketing commenced during that period.

    The Company's operating expenses increased to $409,432 during the three months ended March 31, 1997 from $188,248 during the three months ended March 31, 1996. Research and development and technical services expenses increased $47,991 and $50,673, respectively, primarily as a result of further product development and refinement. Sales and marketing expense decreased, due to a reduction in marketing efforts as the Company focused its efforts on raising capital and further product development. General and administrative expenses increased to $218,717 during the three months ended March 31, 1997 from $93,160 during the three months ended March 31, 1996 principally as a result of a $13,911 increase in legal fees relating primarily to the Company's capital raising efforts, a $81,937 increase in compensation expenses due to the hiring of additional personnel involved, in part, in administration, and an increase of $18,600 in rental expense due to an expansion of the Company's leased facilities.

FINANCIAL CONDITION

    The Company has funded its operating expenses principally through equity and debt financings, as the Company has had no material cash flows from operations. During the three months ended March 31, 1997, the Company funded its operations principally from proceeds obtained from the sales of Common Stock during fiscal year ended December 31, 1996, which amounted to $2,022,757.

    The Company has six revolving lines of credit from a commercial bank pursuant to which the company may from time to time borrow up to an aggregate of $400,000 at interest rates equal to the bank's prime rate of interest plus .75% to 1.50%. These lines, which were fully utilized at March 31, 1997, mature at various times through July 1997. The Company was able to obtain these lines of credit because six unaffiliated individuals delivered to the bank irrevocable letters of credit in support of such lines, for which these individuals received options to purchase an aggregate of 400,000 shares of Common Stock for $1.13 per share.

    On April 16, 1997, the Company issued and sold 480,000 units to two existing shareholders for aggregate net proceeds to the Company of $1,116,000. Each unit was comprised of one share of Common Stock and one quarter stock purchase warrant. Each whole warrant entitles the holder to purchase one share of Common Stock at a price of $3.00 per share through April 16, 1998.

    The Company believes that the proceeds from the latest sale of units will enable the Company to fund operations through the end of fiscal 1997. While the Company also anticipates generating revenues from the sale of MPR evaluations in 1997, the amount of such revenues remains extremely uncertain due to the fact that the MPR technology is a new product. As of March 31, 1997, the Company had one contract with a distributor to market and sell the Company's MPR's System. Although the Company believes that it can fund operations through the end of fiscal 1997, it will need additional funding. The amount of additional funding (if any) the Company receives will determine the degree to which it can implement its marketing plan. Without any additional funding, the Company does not believe it will be able to develop sufficient market awareness of the MPR System to operate profitably in the foreseeable future.